

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 9, 2009

Mr. Dorlyn Evancic
Chief Financial Officer
Gemco Minerals, Inc.
#203 - 20189 56TH Ave.
Langley, British Columbia V3A 3Y6

> **Re: Gemco Minerals, Inc.**
> **Item 4.01 Form 8-K/A Filed September 4, 2009**
> **File No. 000-51523**

Dear Mr. Evancic:

    We have reviewed your amended filing and have the following additional comment based on your remaining non-compliance with the guidance in our September 2, 2009 letter.

Form 8-K/A filed September 4, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please submit a written response advising us as to how you intend to address any re-audit requirements related to your financial statements previously audited by Moore, as requested in our September 2, 2009 letter. Your response should be furnished as correspondence on Edgar.

    Please contact Lily Dang at (202) 551-3867 if you have questions regarding this comment. Please contact me at (202) 551-3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief